**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549
**SCHEDULE 14A**
**Proxy Statement Pursuant to Section 14(a) of the Securities**
**Exchange Act of 1934 (Amendment No. ___)**

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# PEPCO HOLDINGS, INC.

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701 Ninth Street, NW
Washington, DC 20068

May 3, 2013

Dear Fellow Stockholders:

We are seeking your support at the Pepco Holdings, Inc. ("PHI", the "Company", "we", "us" or "our") 2013 Annual Meeting of Stockholders on May 17, 2013 by voting **"FOR"** Proposal 2, to approve, on an advisory basis, the Company's executive compensation, or Say-on-Pay. This proposal is further described beginning on page 28 of our proxy statement.

Our Board of Directors and the leading proxy advisory firm Glass Lewis & Co. have recommended a vote in favor of our executive compensation program. In contrast, despite favorable recommendations in prior years, ISS Proxy Advisory Services, or ISS, recently recommended that its clients vote against the Say-on-Pay proposal based on its interpretation of the terms of retention awards provided to Joseph M. Rigby, our Chairman, President and Chief Executive Officer, or CEO, in connection with his employment agreement. This letter explains the strengths of our compensation program and its focus on driving shareholder value.

Our executive compensation program has received overwhelmingly favorable votes from our stockholders in the past two years, in each case just above or below 90%. As described comprehensively in our proxy statement, our pay philosophy is competitive, not excessive, highly performance based, and subject to goal attainment. We also continue to make improvements to our compensation program to continue to align our compensation with our performance and the interests of our stockholders.

In light of the ISS report, we would like to provide additional information regarding Mr. Rigby's compensation. This discussion provides context for the compensation decisions implemented by the Board of Directors and is critical to an understanding of the linkage between Mr. Rigby's performance-based compensation and enhanced stockholder value. You should consider the following information before making your voting decision as to our Say-on-Pay proposal.

**Important Background – We Operate as a Regulated Utility**

Because we own three public utilities whose operations are primarily focused on the transmission and distribution of electricity, and, to a lesser extent, natural gas, we must necessarily operate within the realities of the regulated utility industry. A substantial portion of our revenues and net income is derived directly from the ability of our utility subsidiaries to earn their allowed rates of return through distribution base rate cases. As a result, the achievement of positive outcomes in these base rate cases is the primary driver of our financial results. We believe that achieving these positive outcomes represents the single greatest mechanism driving increases in shareholder value. In addition, we believe that success in base rate cases is inextricably linked to our operational success in delivering reliable service to our customers. Failure to satisfy various operational requirements and metrics imposed by the public service commissions in our service territories can lower our rates of return, negatively impact our ability to recover in base rates our investments in infrastructure and increases in the cost of service, and subject us to fines and other penalties.

From an operational perspective, the most important factors in achieving positive outcomes in base rate cases are improvements in reliability and customer satisfaction and the deployment of a smart grid. We have expended, and are continuing to expend, significant financial resources to improve reliability and customer satisfaction, and to deploy our smart grid. As a holding company for regulated utilities that have previously received considerable criticism regarding reliability and customer satisfaction, we have been working hard as a company to improve these important performance metrics. During 2012, we made significant progress in this regard. For example, our customers in 2012 experienced a 24% reduction in the average number of power outages across our system as well as a 26% decline in the duration of those outages, as compared to 2011. Moreover, the improved tone from our utility regulators is further evidence of this progress.

**Our Executive Compensation Philosophy – We Pay for Performance**

Our executive compensation philosophy is designed to reward our executives, including Mr. Rigby, for their contributions to our performance and stockholder value by tying a significant portion of their total compensation directly to our short-term and long-term performance.  We believe this philosophy is the core of our continuing efforts to enhance stockholder value.

We have designed a compensation program that makes a substantial percentage of executive pay variable, subject to payout or increase when corporate targets are achieved or exceeded and forfeiture or reduction when corporate targets are not achieved.  In recent years, we have continued to adjust our compensation program to further align compensation received by our named executive officers with the interests of our stockholders and to provide compensation that is tied directly to the continued positive performance of the Company and its named executive officers.

For information on our 2012 business results and strategic plan, please refer to the discussion in our proxy statement on page 31.  For further information on our robust corporate governance framework, please refer to the discussion in our proxy statement beginning on page 32.

**Our CEO's Performance-Based Compensation Program – Improved Utility Performance and Increased Shareholder Value**

Viewed against the background of our utility operations, our Board of Directors and Compensation/Human Resources Committee have implemented a CEO compensation program that is geared to driving total shareholder return as its primary focus.  During 2012, we granted Mr. Rigby three types of performance-based compensation, each with different and distinct goals and purposes, but all of which, viewed collectively, seeks to reward Mr. Rigby based upon a single concept – performance which leads to improvements in financial and operational performance, positive rate case outcomes and increased shareholder return.

First, given our desire to achieve positive base rate case outcomes, Mr. Rigby participates in our annual cash incentive compensation program. His receipt of a cash incentive award is dependent upon the successful achievement of certain key financial and operational metrics.  For Mr. Rigby's 2012 award opportunity, these metrics included (i) consolidated net income, (ii) consolidated free cash flow, (iii) achievement of specified reliability targets, (iv) improvements in customer satisfaction, (v) safety and diversity initiatives, and (vi) the successful completion of certain operating efficiency and cost savings projects.  In addition to the financial and related metrics, the Compensation Committee included operational performance goals, recognizing that utility public service commissions necessarily view our compensation through the lens of such metrics when reviewing our compensation structure in the context of rate cases and other regulatory proceedings.

Second, in connection with his agreement in 2012 to continue to serve as our CEO for another three years, we agreed to grant to Mr. Rigby a series of three annual performance-based retention awards of restricted stock units during the term of his employment agreement.  The 2012 retention award featured performance metrics focused on certain key initiatives from a regulatory perspective, including deployment of the smart grid and improvement of the Company's reputation, in addition to reliability and customer satisfaction, management recruitment and talent development. Although a reliability component was present in both the cash incentive and the retention performance award, the Company maintains that the inclusion of this goal in both of these awards is critical given the focus placed on reliability and customer satisfaction by our utility public service commissions and the issues experienced by us in these areas.

Third, we granted to Mr. Rigby long-term restricted stock unit awards under our Long-Term Incentive Plan (LTIP), two-thirds of which vest to the extent that stated performance objectives are achieved over a three-year performance period. For awards granted in 2012 covering the 2012 to 2014 performance period, the Compensation Committee utilized as the sole performance goal the Company's total shareholder return relative to that of a peer group selected by us.  The grant date fair value of these awards was by far the largest component of Mr. Rigby's overall performance-based compensation, comprising 47% of his overall target performance compensation and 70% of his target performance-based equity compensation.  **Thus, a substantial portion of Mr. Rigby's performance-based compensation is directly tied to the achievement of increases in total shareholder return**.

The Compensation Committee and the Board believe that Mr. Rigby's performance-based compensation works as a cohesive unit to achieve its desired results. We believe that the various metrics serve to reward Mr. Rigby for excellence in very different areas, which are critical to our long-term success, without significant overlap. Furthermore, the contractual retention award does not serve to isolate or insulate Mr. Rigby from the cash incentive and annual LTIP incentive opportunities to improve earnings and total shareholder return. The annual cash incentive award is largely designed to improve the Company's earnings. This award is then supplemented by his contractual performance-based retention award, which served to reward Mr. Rigby largely for the Company's regulatory and operational achievements. In view of the regulatory context, the Company believes that the interests of its stockholders are much better served by having awards with measurable goals that are tied to metrics designed to satisfy and exceed applicable regulatory requirements as supplements to traditional earnings and total shareholder return measures.

**Discussion of Mr. Rigby's 2012 Performance-Based Retention Award**

**The Retention Award Includes Quantitative, Objective Performance Targets**

In executing their responsibilities on behalf of our stockholders, the Compensation Committee and the Board of Directors selected Mr. Rigby's annual performance targets for his retention award. We believe that the performance goal criteria of Mr. Rigby's retention award are quantitative and objective. These performance goal criteria are in fact comprised of metrics based upon objective and measurable requirements applicable to our utility subsidiaries as a result of established regulatory rules, regulations, orders or proceedings, as well as determinations made by third parties. Actual utility performance, which is driven by Mr. Rigby's leadership, is then measured against these objective numerical metrics to determine whether and the extent to which the performance-based award has been earned. These objective performance goals include the following:

- completion of reliability enhancement plan and emergency restoration improvement plan milestones, as outlined to public service commissions
- achievement of state-mandated, objective reliability standards (e.g., SAIDI and SAIFI, which are numerical measures used throughout the utility industry to measure the average duration and frequency of outages)
- completion of vegetation management and storm restoration projects in accordance with public service commission orders
- residential customer satisfaction, based on the numerical results of third-party, scientific customer surveys
- percentage of smart meter installation, optimization and activation, as reported to public service commissions
- satisfaction of stated reputational metrics, as measured numerically by third parties

By way of example, the reputational metric listed above was comprised of three objective, quantitative tests, each of which was tied to the results of a scientific third-party survey:

- Pepco favorability of between 59% and 61%, which was satisfied
- awareness of Pepco reliability improvements of between 58% and 61%, which was not satisfied; and
- optimism on improvements, which was not satisfied

As a result, the overall result for this metric was a target achievement of 7% out of a possible 20% opportunity (which was approximately one-third of the target award opportunity) because only one of the three tests was objectively met.

In addition to being quantitative and objectively measurable, we believe these performance goals necessarily touch on the important operational and regulatory metrics, which are critical to implement in the context of our base rate cases and the discussion of executive compensation with regulators and our customers. Public service commissions formulate decisions regarding our base rate cases based upon, in significant part, the views expressed by our customers regarding our utilities' reliability. We believe that improving public perception of our favorability, increasing awareness of our reliability improvements and increasing optimism regarding those improvements should have a corresponding favorable impact on rate case outcomes, which as discussed above translates directly into shareholder value. For these reasons, we believe that these metrics are appropriate yardsticks to measure the performance of our CEO.

**The Retention Award, While Measured Using a One-Year Performance Period, Effectively Rewards Mr. Rigby for Achievement of Long-Term Goals**

The performance period for Mr. Rigby's 2012 performance-based retention award covered a period of one year. We believe this period is appropriate because the specific numerical metrics utilized by regulators are also annual metrics and are directly tied to total shareholder return. The Board of Directors and the Compensation Committee intended that Mr. Rigby's three consecutive one-year retention awards, individually and collectively, should reward Mr. Rigby for the achievement of a number of the Company's <u>long-term</u> goals that have the greatest impact on increasing long-term shareholder value.

The performance goals selected by the Board of Directors and the Compensation Committee for this retention award, to the extent achieved, <u>directly</u> inure to the Company's <u>long-term</u> financial health, and thus its stockholders' <u>long-term</u> best interests. For example, nearly two-thirds of the performance criteria (in terms of percentage of the retention award that could be earned) were based on (1) reliability of electric service to customers, (2) residential customer satisfaction and (3) smart grid deployment and benefits, which are viewed as the key drivers of performance in the utility industry. Improvement by our utilities in these key areas <u>directly</u> drives <u>long-term</u> shareholder value and return because they directly impact the Company's ability to achieve positive outcomes in its base rate cases.

The use of three one-year performance periods was also intended to encourage Mr. Rigby to seek immediate improvement in these critical areas, which coincides with the fact that regulatory standards are measured annually and we are currently filing rate cases annually. As noted above, compliance with these standards directly impacts the Company's rate case outcomes on an annual basis and thus the Company's revenues and total shareholder return. To continue to promote these long-term goals over the next two years, it is intended that these performance goals will feature increasing levels of difficulty, as determined annually.

Finally, it is important to note that no shares of common stock will be issued to Mr. Rigby under the vested portion of any of the retention awards until his employment with the Company terminates. This requirement further demonstrates the intention of the Board and the Committee to provide Mr. Rigby with compensation tied to the Company's long-term financial health and success. Thus, there is powerful and continuing incentive for Mr. Rigby to increase the value of the Company's stock over the long term. Given this holding period requirement, the Company strongly believes that these performance awards are long-term in nature.

**The Annual Performance Targets Increase, Rather than Diminish, the Pay-for-Performance Robustness of Our Long-Term Incentives**

The performance-based retention awards granted to Mr. Rigby increase, rather than diminish, the pay-for-performance robustness of the Company's long-term incentives. The criteria for these grants were specifically identified by the Compensation Committee and the Board of Directors (and vetted by an independent compensation consultant employed by the Compensation Committee) as measures of performance that would directly increase long-term shareholder value.

As a holding company for three public utilities, the Company's revenues and its total shareholder return are directly linked to the utilities' ability to earn their allowed rates of return, which in turn depends heavily on positive outcomes in its rate cases.

<u>Conclusion</u>

Compensation is a tool that is used by our Board of Directors and Compensation Committee to reward our executives, including Mr. Rigby, for their positive contributions to our performance. We note that our overall compensation program has been designed to follow current best compensation practices, based upon guidance and recommendations received from the Compensation Committee's independent compensation consultant. For example, our independent compensation consultant has noted that:

- our compensation program is based on a median pay philosophy to ensure that pay is competitive and not excessive, and that elements of compensation, including our retirement programs, are benchmarked against median pay practices;

- our compensation is highly performance-based, and a significant amount of compensation is subject to the attainment of objective, quantifiable goals;
- as noted on page 30 of our proxy statement, we make a substantial percentage of executive compensation variable or "at risk," to align compensation with the achievement of high levels of performance and our stockholders' interests;
- our cash incentive and equity retention compensation employs both absolute and relative performance goals, while our annual LTIP performance-based awards (which represent a significant portion of our named executive officers' total performance-based compensation), are earned solely based on the achievement of total shareholder return relative to a group of utility peers; and
- we use a modest amount of equity-based compensation, relative to industry standards, based on the number of shares and share equivalents issued, which serves to minimize resulting stockholder dilution.

As we look forward to the future, we will continue to build upon our strong corporate governance framework and the employment of current best compensation practices, as noted above, to continue to align our executive compensation programs with the interests of our stockholders.

**To keep our focus on increasing shareholder value tied to improved utility performance, the Board of Directors urges you to vote "FOR" Proposal 2, our Say-on-Pay proposal, and approve, on an advisory basis, the Company's executive compensation.**

Sincerely,

Patrick T. Harker
Chair of the Compensation/Human Resources Committee
Board of Directors, Pepco Holdings, Inc.

Sincerely,

Frank O. Heintz
Lead Independent Director
Board of Directors, Pepco Holdings, Inc.